# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**



**Amendment No. 8**
**Form CB**

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [ ]
Exchange Act Rule 13e-4(h)(8) (Issue Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ X ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ X ]



Tranz Rail Holdings Limited
(Name of Subject Company)

New Zealand
(Jurisdiction of Subject Company's Incorporation or Organization)

Toll Holdings Limited
Toll Group (NZ) Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
Redeemable Restricted Shares
Share Options
(Title of Class of Subject Securities)

Matthew Walsh – Company Secretary
Tranz Rail Holdings Limited
Tranz Rail Building
Smales Farm
Corner Northcote and Taharto Roads
Takapuna
Auckland, New Zealand
Telephone: +64 9 270 5049
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
125 Broad St
New York, New York 10004

July 29, 2003
(Date Tender Offer/Rights Offering Commenced)

**Part I - Home Jurisdiction Documents**

Attachments:

None.

**Part II - Information not Required to be sent to Security Holders**

Exhibits:

(1) Substantial Security Holder Notice filed with the New Zealand Stock Exchange on September 30, 2003.

**Part III – Consent to Service of Process**

Filed with original Form C-B.

## SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed and Sealed on behalf of **TOLL HOLDINGS LIMITED**

By: ______________________

**Name: Paul Little**
Title: Director

By: ______________________

**Name: Bernard McInerney**
Title Secretary

**TOLL GROUP (NZ) LIMITED**
Signed by its authorised representative:

Exhibit (1)

**Form 1** Reg. 4

(*Securities Markets Act 1988*)

# Substantial Security Holder Notice

*Tick the appropriate box(es)*

- [ ] Notice that a person has become a substantial security holder (*section 20(3)*)
- [ ] Notice that a person has ceased to be a substantial security holder (*section 21(3)*)
- [✓] Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest (*section 21(1)*)
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder (*section 22*)

1*. Tranz Rail Holdings Limited
Name of public issuer

Toll Group (NZ) Limited
Name of substantial security holder

KPMG Auckland, 9 Princess Street, Auckland, New Zealand
Address of substantial security holder

Bernard McInerney
Contact name for queries

00613 9694 2843
Telephone number

2*. 115,773,231
Total number of voting securities of the public issuer in which a relevant interest is held

210,239,137
Total number of voting securities issued by public issuer

55.07%
Total percentage

Ordinary Shares
Class of voting securities

One per share
Number of votes attached to each voting security in that class

3*.

| | BENEFICIAL RELEVANT INTERESTS | NON-BENEFICIAL RELEVANT INTERESTS |
|---|---|---|
| Number of voting securities of the class in which a (non-)beneficial relevant interest is held | 42,034,153 | 73,739,078 |
| Percentage held at date of THIS notice | 19.99% | 35.08% |
| Percentage held at date of LAST notice (if any) | 19.99% | 33.25% |

4*. DETAILS OF EACH RELEVANT INTEREST

| | | BENEFICIAL | NON-BENEFICIAL |
|---|---|---|---|
| 5*. | Name(s) of registered holder(s) | | Various |
| 6*. | Provision(s) of section 5 | | 5(1)(f) |
| | Date(s) of transaction(s) | | 29/09/03-30/09/03 |
| 7*. | Number of voting securities | | 3,833,030 |
| | Consideration (expressed in NZ$) | $ *(NZ$)* | $1.10 per share*(NZ$)* |

Acquisition of a relevant interest in ordinary shares pursuant to acceptances received in respect of the full offer for all equity securities in Tranz Rail Holdings Limited dated 26 July 2003.

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation - forms part of this notice [ ]

is not required to be filed [✓]

has already been filed with the notice dated [ ]

9*. Number of pages that accompany this notice (if any):

Date of last notice (if any): 26 September 2003

Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates:

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

Signature (unless filed by electronic means other than facsimile):

Full name: Kevin Jaffe

Date: 30 September 2003

## Form 1 - *continued*

## NOTES

*These notes do not form part of the notice. Every notice must contain the information specified in the form and the information required by regulations 6 to 14.*

1. **Stock Exchange** - A copy of this notice must be sent to the New Zealand Stock Exchange, or any other stock exchange registered under the Sharebrokers Act 1908, on which the securities of the public issuer are listed at the same time as it is sent to the public issuer.

2. **Overall totals** - Give -
   (a) The total number of the public issuer's voting securities in which a relevant interest is held:
   (b) The total number of voting securities issued by the public issuer. The most recent statement given by the public issuer to security holders of the total number of voting securities issued by the public issuer should be used unless the person giving the notice knows that that number is not correct and knows the correct number:
   (c) The total percentage in which a relevant interest is held.

3. **Beneficial/Non-beneficial relevant interests** - A person has a beneficial relevant interest in a voting security if that person is a beneficial owner of the security. A person has a non-beneficial relevant interest in a voting security if the person has a relevant interest in the security other than by reason of being a beneficial owner of the security.

   Where a relevant interest has changed in nature from being a non-beneficial to a beneficial relevant interest (or vice versa), complete both columns to show the effect of the change in nature of the relevant interest.

   **Class** - If a relevant interest is held in the voting securities of more than one class, fill out a separate table for each class, and annex it to the notice.

4. **Which relevant interests are to be disclosed** - Give details of the following relevant interests:
   (a) In the case of a notice that a person has become a substantial security holder, every relevant interest:
   (b) In the case of a notice of a change in total number of voting securities in which relevant interest is held, the relevant interest(s) affected by the transaction or transactions from which the change results:
   (c) In the case of a notice that a person has ceased to be a substantial security holder, the relevant interest(s) affected by the transaction or transactions as a result of which the person ceased to be a substantial security holder:
   (d) In the case of a notice of a change in the nature of a relevant interest, the relevant interest(s) in respect of which there has been a change in nature.

5. **Registered holders** - Give the name of the registered holder(s) of the voting securities, or the name of the person(s) who are intended to be the registered holder(s) once any transfers involved in the transactions giving rise to the notice have been registered.

   If the substantial security holder has relevant interests in more than one registered holding, give details of each of those registered holdings, and annex it to the notice.

6. **Details of non-beneficial relevant interests** - In respect of each non-beneficial relevant interest required to be disclosed, give the provision(s) of section 5 of the Securities Markets Act 1988 under which the relevant interest arises.

7. **Details of transactions** - In respect of each transaction pursuant to which the relevant interest was acquired or disposed of, or from which the change results, give -
   (a) The date of the transaction pursuant to which the relevant interest was acquired or disposed of, or otherwise arose or ceased, or from which the change in number or nature results:
   (b) The number of voting securities affected by that transaction:
   (c) The consideration (if any), for that transaction, expressed in New Zealand dollars (including the value of benefits received or to be received (if any):
   (d) A description of the nature of that transaction, including the names (if known) of the other party or parties to that transaction (unless it is a transaction on the stock exchange).
   Eg Listing on New Zealand Stock Exchange:
   Joint venture with [*name*]:
   Sale on the New Zealand Stock Exchange:
   Off-market purchase from [*name*]:
   Exercise of right of purchase under an option to acquire voting securities.

   If a relevant interest was acquired or disposed of, or otherwise arose or ceased, from more than one transaction, or if the change in number or nature of the relevant interest results from more than one transaction, give the details for each transaction separately, and annex it to the notice.

   However, give the details in aggregate for stock exchange transactions as follows:
   (a) The date of the transaction may be expressed as the date of the beginning and the date of the end of the period over which the stock exchange transactions occurred:
   (b) Information as to the number of voting securities and the consideration may be expressed as an aggregate number or amount for that period.

   If the substantial security holder has 2 or more relevant interests in the same voting security, or in different voting securities, of the public issuer, the information prescribed by regulation 10 must be disclosed for each relevant interest, and annexed to form 1.

8. **Documents required to accompany notice in case of non-beneficial relevant interests or change in nature of relevant interest** - The notice must be accompanied by, or have annexed, relevant documentation if the notice discloses -
   (a) A relevant interest that arises, or a change in the total number of voting securities in which a relevant interest is held, other than by reason of the substantial security holder having, or ceasing to have, a beneficial relevant interest in any voting securities; or
   (b) A change in the nature of any relevant interest, including any amendments to relevant documentation in respect of a relevant interest.

   "Relevant documentation" means -
   (a) Copies of every written contract, agreement, deed, or instrument; or
   (b) Copies of any written document recording the material terms of any oral agreement; or
   (c) If there are no such documents, a memorandum in writing specifying the material terms of any trust, agreement, arrangement, or understanding, -
   from which the relevant interest arises, or the change results, or, in the case of a notice that discloses a change in the nature of any relevant interest, from which the change in the nature of any relevant interest results.
   It does not include a document that has accompanied, or been annexed to, another notice given to the same person under Part II of the Act, if the current notice indicates the date of the other notice.
   Neither does it include a document in respect of a stock exchange transaction.

9. **Miscellaneous** - Give -
   (a) The number of pages that accompany the notice (if any):
   (b) The date of the last notice (if any) given to the public issuer in compliance with Part II of the Securities Markets Act 1988 by the person(s) on whose behalf this notice is given:
   (c) The names of any other person(s) who are believed also to have given, or to be intending to give, a notice under the regulations in relation to the securities to which the notice relates.